SUPPLEMENTARY MONTHLY RENEWABLE NON-CONVERTIBLE
ONE MONTH TERM INSURANCE

Monthly Term Insurance.--Under this rider, we will provide monthly term insurance on the Insured's life. We will do this during any Contract Month which begins on a Monthly Date on which the contract is not in default.

You will not have to prove to us that the Insured is insurable to continue this insurance from month to month provided the rider has not ended as described in the Termination section. We make these promises subject to all the provisions of this rider and of the rest of this contract.

The amount of insurance provided by this rider is included in the Basic Amount as modified by this rider (see Table of Basic Amounts). The insurance for any contract month will start on the Monthly Date which begins that Contract Month; it will end at the end of the day before the next Monthly Date.

We will deduct the charge for the insurance we provide under this rider from the contract fund. The charge will be no more than the amount we describe under Maximum Guaranteed Charges. We may deduct a smaller charge as we describe under Current Rates.

TABLE OF AMOUNTS OF INSURANCE

Tabular Amounts.--We show here the tabular amount of insurance for each $1,000 of Initial Amount of Term Insurance if death occurs in the contract year that begins when the Insured is the attained age shown. The tabular amount of insurance at any time is equal to the appropriate amount shown below times the number of $1,000's of Initial Amount of Term Insurance, including any fraction, shown on the Contract Data page(s).

Example: Suppose the Initial Amount of Term Insurance is $100,500. The number of
$1,000's of Initial Amount of Term Insurance is 100.5. The tabular amount of insurance is $100,500 at attained age 70 and $50,250 at attained age 86.

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ATTAINED TABULAR AMOUNT        ATTAINED      TABULAR AMOUNT              AGE             PAYABLE             AGE        PAYABLE
- -----------------------------------------------------------------------------------------------------------
80 and below     1000 90 300
81     900 91 250
82     800 92 200
83     700 93 175
84     600 94 150
85     550 95 125
86     500 96 100
87     450 97 75
88     400 98 50
89     350 99 25
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AL 500A

Target Amount.--We compute the Target Amount on each Monthly Date. It will be the larger of the amounts in (1) and (2), where

(1) is the tabular amount of insurance under this rider;

(2) is the amount of insurance, but not more than the Initial Amount of Term Insurance, that can be provided at then current rates (which we describe under Current Rates) by a charge equal to the maximum guaranteed charge for the tabular amount of insurance under this rider.

Rider Premiums and Charges.--We show the premiums for this rider in the Contract Data pages, and these premiums are included in the Schedule of Premiums shown in these pages. From each premium payment, we make the deductions shown under Schedule of Expense Charges From Premium Payments in these pages; the balance is the invested premium amount which is added to the contract fund. We will deduct from the contract fund on each Monthly Date, for the insurance we provide under this rider, a charge for any portion of the Basic Amount which exceeds the contract fund and for which we do not otherwise charge under the terms of the contract or under the terms, of any extra benefit other than this rider.

Maximum Guaranteed Charges.--The maximum guaranteed charges per unit of Target Amount are included in the Schedule of Monthly Deductions From Contract Fund in the Contract Data pages. These rates apply to the insurance we provide under this rider. The amount we deduct on a Monthly Date for the Target Amount will not be more than this charge multiplied by the number of $1,000's of Initial Amount of Term Insurance.

Current Rates.--From time to time we will set the current rates for the insurance we provide under this rider. They will be based on the Insured's rating class, sex and attained age. They will not be more than the maximum guaranteed rates. We will set rates based on our expectations as to future experience. At least once every five years, but not more often than once a year, we will consider the need to change the rates. We will change them only if we do so for all riders like this one dated in the same year as this one.

MISCELLANEOUS PROVISIONS

General.--Where there is no conflict with this rider, the provisions of this contract will also apply to the rider.

Death Benefit.--While this rider remains in force, the following two changes to the contract apply. The definition of the insurance amount is amended by deleting item (2), "the contract fund divided by the net single premium per $1 at the Insured's attained age on that date." The Table of Basic Amounts in the contract is replaced with the table that follows. We have made these changes so the contract and this rider together will comply with Section 7702 of the
Internal Revenue Code of 1954 as amended.

AL 500A

TABLE OF BASIC AMOUNT
When the proceeds arise from the Insured’s
And The Contract Is In Force:	Then The Basic Amount Is:	And We Adjust The Basic Amount For:
on a premium paying basis and not in default past its days of grace	the larger of: (1) the insurance amount, plus the Target Amount described in rider AL 500A; and (2) the contract fund divided by the net single premium per $1 at the Insured's attained age; plus the amount of any extra benefits arising from the Insured's death other than those provided under rider AL 500A.	contract debt, plus any charges due in the days of grace
as reduced paid-up insurance	the amount of reduced paid-up insurance	contract debt.
as extended insurance	the amount of term insurance, if the Insured dies in the term; otherwise zero	nothing.

Termination.--This rider will end on the earliest of:

1. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the end of the day before the anniversary on which the Insured's attained age is 100;

3. the date the contract is surrendered under its Cash Value Option; and

4. the date the contract ends for any other reason.

Further, if you ask us in writing and we agree, we will cancel the rider as of the first Monthly Date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

Rider attached to and made a part of this contract
    on the Contract Date

    Pruco Life Insurance Company

By: /s/ Isabelle L. Kirchner
Secretary
AL 500A